                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.c. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                  MAXIMUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   577933 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 7 pages

CUSIP NO. 577933 10 4                    13G                  PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

        Raymond B. Ruddy

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
        Not Applicable                                               (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          0

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY           3,222,772
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON              3,222,772
       WITH
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,222,772

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not applicable                                                     [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        21.8%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





                                Page 2 of 7 pages

CUSIP NO. 577933 10 4                    13G                  PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

        Raymond B. Ruddy Grantor Retained Annuity Trust

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
        Not Applicable                                               (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          0

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY           1,000,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON              1,000,000
       WITH
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not applicable                                                     [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.8%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        00

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





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

ITEM 1

(a)      NAME OF ISSUER.

         MAXIMUS, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE.

         MAXIMUS, Inc.
         1356 Beverly Road
         McLean, Virginia  22101

ITEM 2


               ITEM 2(a)                 ITEM 2(b)                     ITEM 2(c)

                                                                  CITIZENSHIP OR PLACE OF
         NAME OF PERSON FILING            ADDRESS                      ORGANIZATION

          Raymond B. Ruddy           MAXIMUS, Inc.                   United States of
                                     1356 Beverly Road                    America
                                     McLean, Virginia 22101


          Raymond B. Ruddy Grantor   c/o Raymond B. Ruddy              Massachusetts
          Retained Annuity Trust     MAXIMUS, Inc.
          ("Trust")                  1356 Beverly Road
                                     McLean, Virginia 22101


(d)      TITLE OF CLASS OF SECURITIES.

         Common Stock, no par value per share

(e)      CUSIP NUMBER.

         577933 10 4

ITEM 3.  TYPE OF REPORTING PERSON.

         Not applicable; this statement is filed pursuant to Rule 13d-1(c).



                                Page 4 of 7 pages

ITEM 4.  OWNERSHIP.

(a)      AMOUNT BENEFICIALLY OWNED.

         As of December 31, 1997, each shareholder listed below owns of record the number of shares of Common Stock set forth opposite his or its name:

         Mr. Ruddy                                   2,222,772 shares
         Trust                                       1,000,000 shares

         In addition, by virtue of his relationship as trustee and beneficiary of the Trust, Mr. Ruddy has the power to vote and dispose of, and therefore may deemed to be the beneficial owner of, all shares of Common Stock owned of record by the Trust.

(b)      PERCENTAGE OF CLASS.

         Mr. Ruddy                  21.8%
         Trust                       6.8%

         The foregoing percentages are calculated based on the 14,790,970 shares of Common Stock outstanding as of December 31, 1997.

(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  Mr. Ruddy                          0 shares
                  Trust                              0 shares

         (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                  Mr. Ruddy                          3,222,772 shares
                  Trust                              1,000,000 shares

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  Mr. Ruddy                          3,222,772 shares
                  Trust                              1,000,000 shares

         (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  Mr. Ruddy                          0 shares
                  Trust                              0 shares



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



         Pursuant to Mr. Ruddy's employment agreement with MAXIMUS, Inc., all shares held by each of Mr. Ruddy and the Trust are required to be voted as directed by Dr. Mastran until September 30, 2001. Dr. Mastran does not, however, have dispositive power over any such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable; this statement is filed pursuant to Rule 13d-1(c).




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

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 6, 1998




/s/ Raymond B. Ruddy
--------------------------------------------------
Raymond B. Ruddy


RAYMOND B. RUDDY GRANTOR
RETAINED ANNUITY TRUST



By: /s/ Raymond B. Ruddy
    -----------------------------------------------
    Raymond B. Ruddy, Trustee U/A dated 11/13/97





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